SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
13 November 2012

Number:
27/12

SALE OF DIAMONDS BUSINESS

BHP Billiton has signed definitive agreements to sell its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd. (Harry Winston) for an aggregate cash consideration of US$500 million. The transactions are subject to regulatory approval and other customary conditions. Completion is expected in the first quarter of calendar year 2013.

Under the terms of the agreements, Harry Winston will assume all of BHP Billiton’s obligations under EKATI’s Environmental Agreement with the Government of Canada and the Northwest Territories, Socio-Economic Agreement with the Government of the Northwest Territories, Impact and Benefit Agreements with Aboriginal Groups and pension liabilities linked to the mine’s defined benefit scheme. Harry Winston is also committed to maintaining EKATI’s environmental standards and will continue to work with local businesses and communities in the Canadian North. All BHP Billiton employees working at EKATI, in Yellowknife and in Diamonds Marketing in Antwerp will become employees of Harry Winston as part of the transaction.

BHP Billiton Diamonds & Specialty Products President Tim Cutt said: “We are very proud of EKATI’s track record and the substantial value it has created for the region and our shareholders. The mine’s success is a credit to the people who work there, at Yellowknife and with the marketing team in Antwerp. Harry Winston has long experience in the Canadian diamond industry and their commitment to study further development at EKATI could help extend the mine’s contribution to Northern Canada for many years to come.”

BHP Billiton Chief Executive Non-Ferrous Andrew Mackenzie said: “The divestment of EKATI is consistent with our focus on large, long-life, low-cost, expandable, upstream assets and, together with the recent sale of our interests in Richards Bay Minerals and Yeelirrie, reflects our ongoing pursuit of a simpler business.”

The EKATI joint venture parties holding the minority interests in the EKATI mine hold pre-emptive rights to purchase BHP Billiton's interests and have 60 days from the date they are provided with notice to exercise such rights. Harry Winston's agreements to purchase BHP Billiton's EKATI interests are subject to the expiration or waiver of these pre-emptive rights and other customary regulatory and closing conditions.

The divestment of EKATI will result in an impairment of approximately US$200 million (post tax) to the carrying value of the asset which will be reflected as an exceptional item in BHP Billiton’s financial results.

About EKATI
EKATI is located 310 kilometres northeast of Yellowknife and 200 kilometres south of the Arctic Circle. It was Canada’s first diamond mine. BHP Billiton’s interest in EKATI consists of an 80 per cent interest in the Core Zone Joint Venture, comprising existing operations and a 58.8 per cent interest in the Buffer Zone Joint Venture, primarily focusing on exploration targets.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : November 13, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary